UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____.

Commission File No. 001-08796

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

QUESTAR CORPORATION
EMPLOYEE INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Questar Corporation
333 South State Street
P.O. Box 45433
Salt Lake City, Utah 84145-0433

REQUIRED INFORMATION

The following audited financial information, prepared in accordance with the Employee Retirement Income Security Act of 1974, is enclosed with this report:

1.	Statements of Net Assets Available for Benefits as of December 31, 2011 and December 31, 2010.

2.    Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011.

3.    Supplemental schedule of assets held at December 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Questar Corporation Employee Benefits Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QUESTAR CORPORATION EMPLOYEE BENEFITS COMMITTEE

Date: June 22, 2012	/s/Ronald W. Jibson
Ronald W. Jibson, Chairman Employee Benefits Committee

Questar Corporation
Employee Investment Plan
2011

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Questar Corporation Employee Investment Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Salt Lake City, Utah
June 22, 2012

Questar Employee Investment Plan 2011 Form 11-K	1

Questar Corporation
Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments at fair value
Questar Corporation common stock	$132,091,918	$111,407,700
QEP Resources, Inc. common stock	137,374,712	190,267,595
Registered investment companies	114,314,765	112,042,713
Common collective trust funds related to fully benefit-responsive investment contracts	51,386,775	39,590,689
Common collective trust funds	26,545,740	29,149,907
Total Investments at Fair Value	461,713,910	482,458,604

Receivables
Participant loans	6,551,020	6,528,086
Pending trades	130,577	478,994
Participant and employer contributions	7,175	92
Accrued interest and other	3,271	1,711
Total Receivables	6,692,043	7,008,883
Total Assets	468,405,953	489,467,487

Liabilities
Pending trades	130,577	478,994
Net assets available for benefits at fair value	468,275,376	488,988,493
Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	(1,302,421)	(852,399)
Net Assets Available for Benefits	$466,972,955	$488,136,094

See notes accompanying the financial statements

Questar Employee Investment Plan 2011 Form 11-K	2

Questar Corporation
Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2011
Additions
Dividends and earnings from investments	$6,974,733
Interest income from participant loans	334,078
Other income	24,940

Contributions
Participants	10,348,492
Employer cash	6,645,372
Employer non-cash (Questar Corporation common stock)	394,390
Rollover	146,812
Total Contributions	17,535,066
Total Additions	24,868,817

Deductions
Net realized and unrealized depreciation in fair value of investments	17,781,031
Benefit payments	28,221,744
Trustee and redemption fees	29,181
Total Deductions	46,031,956
Net Change	(21,163,139)
Net Assets Available for Benefits at Beginning of Year	488,136,094
Net Assets Available for Benefits at End of Year	$466,972,955

See notes accompanying the financial statements

Questar Employee Investment Plan 2011 Form 11-K	3

Questar Corporation
Employee Investment Plan

Notes accompanying the financial statements

1. Plan Description

The following description of the Questar Corporation Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for eligible employees of Questar Corporation (Questar or the Company) and certain of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the Code. The trustee and record keeper for the Plan is Wells Fargo Bank, N.A. (Wells Fargo). Questar’s Employee Benefits Committee is the Plan administrator.

There is no service period requirement for an employee of a participating employer to participate in the Plan. However, employees classified as human-resource pool employees are ineligible to participate. Participants can make both pre-tax and Roth after-tax contributions. New employees are automatically enrolled at a 3% pre-tax contribution rate until they elect to change the contribution rate or elect not to participate. Participants may direct the investment of their contributions to any of the funds available in the Plan, including the Questar Stock Fund, which holds Questar common stock. However, participants may not direct any investments to the QEP Stock Fund, which holds QEP Resources, Inc. (QEP) common stock and was closed to new investments (except for dividends) when it was created as an investment of the Plan due to the spinoff of QEP from Questar Corporation on June 30, 2010. At the time of the spinoff, 68% of the value of the Questar common stock held by the Plan was converted to QEP common stock (for each share of Questar common stock held in the Plan, participants received one share of QEP common stock). If a participant fails to direct his or her investment, employee contributions are invested in the qualified default investment fund selected by the Plan's Investment Committee. Effective August 1, 2011, the default fund is the Oakmark Equity and Income Fund. Prior to August 1, 2011, the default fund was the MFS Total Return Fund. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit for 2011 and 2010 was $16,500. The catch-up maximum contribution limit for 2011 and 2010 was $5,500 for participants that were age 50 or older during the Plan year.

Beginning December 5, 2011, Plan participants may transfer prior contributions and earnings at any time for employee and employer contribution amounts. However, participants cannot transfer balances between pre-tax and Roth after-tax accounts. Before December 5, 2011, prior contributions and earnings could only be transferred up to three times per calendar month for employee contribution amounts and up to three times per calendar month for employer contribution amounts. All participants receive a matching contribution equal to 100% of the first 6% of their eligible compensation contributed to the Plan each pay period. All employer contributions are made on a pre-tax basis. Participants may direct the investment of the employer matching contributions to any of the funds available in the Plan, except for the QEP Stock Fund, which is closed to any new investment (except for dividends). If no investment direction is made, the employer matching contributions are invested in the qualified default investment fund, which effective August 1, 2011 is the Oakmark Equity and Income Fund. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund.

Plan participants are allowed two outstanding loans, one to purchase or build a principal residence and one general purpose. Loan applications are processed every business day, and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are included in the calculation of the vested account balances, but are not available for loans. The interest rate is fixed for the life of the loan at the prime rate plus 1%, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a principal residence, and repayment is by payroll deduction. Upon termination of employment, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Upon retirement, death, resignation, or other termination, a Plan participant’s vested account becomes distributable as a lump sum. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other qualified plans. Distributions of a participant’s account balance that is invested in the Questar Stock Fund or the QEP Stock

Questar Employee Investment Plan 2011 Form 11-K	4

Fund are made in cash or, at the participant’s election, in whole shares of Questar or QEP common stock. Fractional Questar and QEP shares as well as distributions from the Plan’s other investments are paid in cash. Participants whose account balances are less than $1,000 upon death, resignation, or other termination will receive a complete distribution in cash. If the account balance is greater than $1,000, the participant may elect to leave the account balance in the Plan until April 1 of the calendar year after the participant reaches age 70 ½, at which point a distribution must be made. The participant may elect to receive a complete distribution at any time prior to mandatory distribution. Partial distributions are not permitted. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant’s death unless the beneficiary is the participant’s surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

Participants may also elect hardship withdrawals of any pre-tax employee contributions in certain cases of financial need after all loan capacity has been exhausted. Participants cannot withdraw any portion of their Roth after-tax contributions, even for a hardship, until separation from employment. The Plan document explains the rules for withdrawing any amounts from the Questar and QEP stock funds and the Plan’s other investments held in the participants’ accounts, including distributions upon termination of employment, disability or death.

Participants are always fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants’ non-vested accounts offset future employer contributions. The amount forfeited during 2011 was $14,044. No amendment to, or termination of, the Plan can reduce employees’ interests in their accounts as of the date of the amendment or termination.

Legal, accounting, other administrative expenses, except commissions, common collective trust fund management fees, redemption fees, and administrative fees included in the net asset valuations for the registered investment companies, and a portion of the trustee fees have been paid by Questar. Participants are required to pay some administrative fees directly, such as the $50 loan processing fee. The trustee and redemption fees of $29,181 reflected in the Statement of Changes in Net Assets Available for Benefits were all paid by the participants and consisted of loan processing fees, redemption fees, and common collective trust fund management fees.

2. Summary of Significant Accounting Policies

A. Basis of Accounting
The financial statements are prepared on an accrual basis. Amounts stated are in dollars unless otherwise noted.

B. Use of Estimates
The preparation of financial statements and notes in conformity with U.S. generally accepted accounting principles requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

C. Investment Valuation and Income Recognition
Investments in Questar and QEP common stock are stated at fair value based on the closing market price on the last business day of the year as reported on the New York Stock Exchange. Registered investment company investments are valued at published market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Investments in common collective trusts are recorded at fair value using the NAV as a practical expedient. NAV is calculated by the sponsors of the respective funds based upon the closing market quotes or other fair value determination of the assets held in the funds. Participation units in the Wells Fargo Stable Return Fund N2 (Stable Return Fund) are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Questar Stock Fund holds shares of Questar common stock and the QEP Stock Fund holds shares of QEP common stock. Each fund maintains a common collective trust cash reserve and uses unitized-value accounting. The market values of Questar and QEP shares plus the respective cash reserves are converted to equivalent units for these funds. The equivalent unit values are different from the underlying stock prices. The common stock and cash reserve components of the Questar and QEP stock funds at December 31, 2011 and 2010 are as follows:

Questar Employee Investment Plan 2011 Form 11-K	5

	Questar Stock Fund		QEP Stock Fund
	December 31,		December 31,
	2011	2010	2011	2010
Common stock	$132,091,918	$111,407,700	$137,374,712	$190,267,595
Wells Fargo Short Term Investment Fund G	1,767,009	3,324,698	2,036,509	3,476,088
Total fund balance	$133,858,927	$114,732,398	$139,411,221	$193,743,683

D. Dividends
Plan participants can elect to receive cash dividends paid on shares of Questar and QEP common stock held in their accounts. If no election is made, Questar dividends are reinvested to purchase additional shares of Questar common stock and QEP dividends are reinvested to purchase additional shares of QEP common stock. Currently reinvested Questar and QEP dividend-shares are purchased at market value. Any shares purchased with Questar or QEP dividends vest immediately, even if the participant does not yet have a vested right to the shares on which the dividends were paid.

E. Benefit Payments
Benefit payments are recorded at closing market prices on the distribution date and are reflected in the financial statements when paid. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

F. Fully Benefit-Responsive Investment Contracts
All investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through participation in the Stable Return Fund, a common collective trust fund. Investments in the Statements of Net Assets Available for Benefits present the fair value of the Stable Return Fund as well as the adjustment of the portion of the Stable Return Fund related to fully benefit-responsive investment contracts from fair value to contract value.

G. New Accounting Standards
Effective for the 2010 Plan year, the Plan adopted new accounting guidance issued in September 2010 that requires participant loans to be presented in the Statements of Net Assets Available for Benefits as receivables of the Plan at their unpaid principal balance plus accrued but unpaid interest. Interest income on unpaid principal balances is recorded on an accrual basis and reported separately in the Statement of Changes in Net Assets Available for Benefits. The Plan was formerly required to present and disclose participant loans as investments of the Plan at fair value, with interest as a component of investment income. The financial statements and accompanying notes report participant loans under the new guidance in all periods presented.

Also effective for the 2010 Plan year, the Plan adopted new fair value disclosure guidance issued in January 2010. The guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. It also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the guidance introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. Since the guidance only affects fair value disclosures, its adoption did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the Financial Accounting Standards Board issued fair value guidance that further clarifies fair value measurement and disclosure requirements and adds certain new disclosures. Changes under the new guidance include clarification of appropriate valuation premises and adjustments for measurement of financial assets and liabilities, additional disclosures regarding transfers between Levels 1 and 2 of the fair value hierarchy, and additional quantitative and qualitative disclosures about unobservable inputs used for Level 3 valuations. The guidance becomes effective for annual reporting periods beginning after December 15, 2011. The Plan administrator is currently evaluating the effect that the guidance will have on the Plan’s financial statements.

H. Reclassifications
Certain reclassifications were made to prior-year information to conform to the current-year presentation.

Questar Employee Investment Plan 2011 Form 11-K	6

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated that it will take the necessary steps, if any, to maintain the qualified status of the Plan.

Accounting principles generally accepted in the United States require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to numerous risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

5. Investments

The Plan’s net realized and unrealized depreciation in fair value of investments during 2011 is as follows:

Questar Corporation common stock	$16,564,713
QEP Resources, Inc. common stock	(31,112,520)
Shares of registered investment companies	(4,585,235)
Common collective trust funds	1,352,011
Net realized and unrealized depreciation in fair value of investments	$(17,781,031)

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2011	2010
Questar Corporation common stock	$132,091,918	$111,407,700
QEP Resources, Inc. common stock	137,374,712	190,267,595
Wells Fargo Stable Return Fund N2, at contract value*	50,084,354	38,738,290
PIMCO Total Return Fund	23,908,394	**

* Fair value was $51,386,775 and $39,590,689 at December 31, 2011 and 2010, respectively.
**Investment did not represent 5% or more of the Plan’s net assets available for benefits.

6. Fair Value Measurements

The Plan measures and discloses fair values in accordance with the accounting standards for fair value measurements and disclosures. These standards establish a fair value hierarchy with Levels 1, 2 and 3 ranging from the most observable to the least observable valuation inputs. Level 1 inputs are unadjusted quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Plan did not hold any investments measured using Level 3 inputs at December 31, 2011 or 2010.

Questar Employee Investment Plan 2011 Form 11-K	7

Following is a description of the valuation methodologies used by the Plan:

Common stocks: Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Registered investment companies, also known as mutual funds, are valued at the closing price reported on the active market on which the individual funds are traded.

Common collective trust funds and common collective trust funds related to fully benefit-responsive investment contracts: These investments are investment vehicles generally restricted to institutional investors and are valued using the NAV of the fund. The NAV is based on the value of the underlying assets owned by the fund excluding transaction costs, and minus liabilities. The underlying assets are valued at the closing prices reported on the markets on which they are traded. No assets held by the Plan that were valued using a NAV methodology were subject to redemption restrictions on their valuation dates.

The fair value of investments at December 31, 2011, is shown in the table below:

	Fair Value Measurements
	December 31, 2011
	Level 1	Level 2	Total
Common stocks:
Questar Corporation	$132,091,918	$—	$132,091,918
QEP Resources, Inc.	137,374,712	—	137,374,712
Registered investment companies:
Equity growth funds	58,909,082	—	58,909,082
Corporate debt income funds	32,056,799	—	32,056,799
Balanced funds	14,590,831	—	14,590,831
Equity index funds	8,758,053	—	8,758,053
Common collective trust funds:
Equity index funds	—	22,742,222	22,742,222
Money market funds	—	3,803,518	3,803,518
Common collective trust funds – related to fully benefit-responsive investment contracts	—	51,386,775	51,386,775
Total Investments at Fair Value	$383,781,395	$77,932,515	$461,713,910

Questar Employee Investment Plan 2011 Form 11-K	8

The fair value of investments at December 31, 2010, is shown in the table below:

	Fair Value Measurements
	December 31, 2010
	Level 1	Level 2	Total
Common stocks:
Questar Corporation	$111,407,700	$—	$111,407,700
QEP Resources, Inc.	190,267,595	—	190,267,595
Registered investment companies:
Equity growth funds	58,743,156	—	58,743,156
Corporate debt income funds	32,190,723	—	32,190,723
Balanced funds	13,192,448	—	13,192,448
Equity index funds	7,916,386	—	7,916,386
Common collective trust funds:
Equity index funds	—	22,349,121	22,349,121
Money market funds	—	6,800,786	6,800,786
Common collective trust funds – related to fully benefit-responsive investment contracts	—	39,590,689	39,590,689
Total Investments at Fair Value	$413,718,008	$68,740,596	$482,458,604

7. Party-in-Interest Transactions

The Plan allows for transactions with certain parties that may perform services or have fiduciary responsibilities to the Plan. Certain Plan investments are shares of Questar common stock or are units of common collective trust funds managed by Wells Fargo, the Plan trustee. During 2011, the Plan received dividends of $3,603,711 on shares of Questar common stock held in the Plan. Purchases and in-kind contributions of Questar common stock amounted to $16,246,747, and transactions involving sales and distributions of Questar common stock totaled $16,713,498 during 2011. Asset management and other administrative fees paid by the Plan to Wells Fargo totaled $14,023 during 2011. The Plan issues loans to participants, which are secured by the vested balances in the participants' accounts. Such transactions all qualify as exempt party-in-interest transactions under the provisions of ERISA.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

9. Reconciliation of the Financial Statements to the Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500 follows:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$466,972,955	$488,136,094
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds	1,302,421	852,399
Net assets available for benefits per the Form 5500	$468,275,376	$488,988,493

Questar Employee Investment Plan 2011 Form 11-K	9

A reconciliation of net change in net assets available for benefits per the financial statements for the year ended December 31, 2011 to the Form 5500 follows:

Year Ended
December 31, 2011
Net change in net assets available for benefits per the financial statements	$(21,163,139)
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2011	1,302,421
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2010	(852,399)
Net income per the Form 5500	$(20,713,117)

Questar Employee Investment Plan 2011 Form 11-K	10

EIN 87-0407509
PLAN #002

Questar Corporation Employee Investment Plan Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Common Stocks:
*	Questar Corporation	6,651,154 shares of common stock	[1]	$132,091,918
	QEP Resources, Inc.	4,688,557 shares of common stock	[1]	137,374,712
	Registered Investment Companies:
	Allianz NFJ	Small Cap Value Fund (Institutional), 100,013 shares	[1]	2,918,391
	American Funds	EuroPacific Growth Fund (R-6), 330,996 shares	[1]	11,627,874
	American Funds	The Growth Fund of America (R-6), 498,189 shares	[1]	14,307,999
	Baron	Small Cap Fund (Institutional), 385,124 shares	[1]	8,888,670
	Fidelity	Capital & Income Fund, 939,839 shares	[1]	8,148,405
	MFS	Value Fund (R4), 431,062 shares	[1]	9,647,173
	Oakmark	Equity and Income Fund (I), 539,402 shares	[1]	14,590,831
	Perkins	Mid Cap Value Fund (I), 99,201 shares	[1]	2,001,874
	PIMCO	Total Return Fund (Institutional), 2,199,484 shares	[1]	23,908,394
	T. Rowe Price	Mid Cap Growth Fund (Investor), 180,488 shares	[1]	9,517,101
	Vanguard	REIT Index Fund (Institutional), 689,068 shares	[1]	8,758,053
	Common Collective Trust Funds:
	BlackRock	U.S. Equity Market Fund F, 105,417 units	[1]	4,091,247
*	Wells Fargo	S&P 500 Index Fund G, 411,631 units	[1]	18,650,975
*	Wells Fargo	Short Term Investment Fund G, 3,803,518 units		3,803,518
*	Wells Fargo	Stable Return Fund N2, 4,563,137 units	[1]	51,386,775
*	Participant loans	Interest rates range from 4.25% to 10.00% maturing through 2021		6,551,020
	Total			$468,264,930

* Indicates party-in-interest to the Plan.
1 Investments are participant-directed, thus cost information is not applicable.

Questar Employee Investment Plan 2011 Form 11-K	11

EXHIBIT INDEX

The following exhibit is being filed as part of this report:

Exhibit No.	Exhibit

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Questar Employee Investment Plan 2011 Form 11-K	12